# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Click Holdings Ltd., CIK 0002020027
CUSIP: G2R09D110
Title of class of securities: Class A ordinary share, no par value each
Address of issuer's principal executive offices: UNIT 1709-11, 17/F, TOWER 2, THE GATEWAY, HARBOUR CITY, TSIM SHA TSUI, KOWLOON, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0002102592
Persons authorized to receive notices and communications: Francis Lau, Ritter House, Wickhams Cay II,, PO Box 3170, Road Town, Tortola, Virgin Islands British (D8), VG1110, 85255338537

## Reporting persons
- Sustainable Value Investments Holdings Limited (CIK 0002102592): type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 877,675; shared voting power 0; sole dispositive power 877,675; shared dispositive power 0; aggregate amount beneficially owned 877,675 (29.9% of the class)
  Comment: (1) The number of shares beneficially owned reported in Item 7 and Item 9 represents 877,675 Class A ordinary shares, no par value each, of the issuer beneficially owned by Sustainable Value Investments Holdings Limited.
  
  (2) The percentage of class reported in Item 13 is calculated based on 2,935,986 issued and outstanding Class A ordinary shares, no par value each, of the issuer as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, no par value each
Name of issuer: Click Holdings Ltd.
Address of issuer's principal executive offices: UNIT 1709-11, 17/F, TOWER 2, THE GATEWAY, HARBOUR CITY, TSIM SHA TSUI, KOWLOON, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: Sustainable Value Investments Holdings Limited.
Residence or business address: Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
Present principal occupation or employment: The Reporting Person is an investment holding company incorporated in British Virgin Islands.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 17, 2025, the Issuer issued 877,675 Class A ordinary shares to Sustainable Value Investments Holdings Limited as consideration for the acquisition of its equity interest in Bowser Human Resources Limited.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of the aforementioned transaction is for investment. The Reporting Person will evaluate its investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions, and other circumstances, increase or decrease their security holdings in the Issuer, or may change their investment strategy with regards to the Issuer. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class A ordinary shares held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Sustainable Value Investments Holdings Limited: Francis Lau, Francis Lau (01/07/2026)